Exhibit 8

Corvex and Related Call Again On Independent Trustees of CommonWealth REIT (CWH) To

Immediately Cancel Dilutive Equity Offering And Enter Into Discussions Regarding $25.00 Per Share

Offer

Provide Board of Trustees and Investors With Additional Details of Acquisition Proposal

NEW YORK, February 27, 2013—Corvex Management, LP and Related Fund Management, LLC, whose separately managed investment funds collectively own approximately 9.8% of the outstanding common shares of CommonWealth REIT (CWH), released today the following letter to the Company’s Board of Trustees:

CommonWealth REIT

Two Newton Place

255 Washington Street

Newton, MA 02458-1634

February 27, 2013

Dear Members of the Board of Trustees:

As you already know, Corvex Management, LP (“Corvex”) and Related Fund Management, LLC (“Related”) separately manage investment funds that collectively own approximately 9.8% of the outstanding common shares of CommonWealth REIT (“CWH” or the “Company”).

Since yesterday morning, we have issued two open letters to the board expressing our vehement opposition to the Company’s previously announced equity offering, our desire to sit down with the Board to discuss our presentation that summarizes our thoughts on value maximization for CWH, and, in the alternative, to discuss our proposal to acquire the outstanding shares of CWH at a price of $25.00 per share, with the opportunity to meaningfully increase this offer after completing confirmatory due diligence.

For reasons unbeknownst to us, you have yet to respond to any and all of our requests, while simultaneously continuing the marketing efforts for your value destructive equity offering. We believe this reaction (or lack thereof) is indefensible and ultimately a dereliction of your fiduciary duties. However, in light of the fact that we continue to receive inquiries from interested shareholders, we have decided to provide you and CWH shareholders additional details regarding our acquisition proposal:

1. Purchase Price: Based on our detailed review of the Company’s publicly available information and assuming you do not complete your announced value-destroying equity offering, we propose to acquire all of the common shares of CommonWealth for a price of $25.00 per share, and are prepared to meaningfully increase this offer upon completion of confirmatory due diligence. Our offer represents a premium of 58% over the Company’s closing price of $15.85 per share on February 25, 2013, the day before Corvex and Related reported their 9.8% ownership. This price also represents a 58% premium over the Company’s 30-day volume-weighted average price (“VWAP”), a 67% premium over the Company’s 60-day VWAP and a 44% premium over the Company’s one-year VWAP. We believe our proposal represents a compelling opportunity that your shareholders will find extremely attractive. We are also prepared to structure our proposed acquisition in a way that permits interested existing shareholders to participate in the future upside potential of the Company by rolling over some or all of their current equity.

2. Financing: We intend to finance the acquisition with a combination of equity commitments from Related Real Estate Recovery Fund, LP, a fund with over $1 billion in assets, substantial undrawn capital and significant co-investment relationships, several of whom have expressed interest in participating in the proposed transaction. Related Fund Management, LLC, the sponsor of Related Real Estate Recovery Fund, LP, is an affiliate of Related Companies, a 40-year old highly diversified real estate development and investment firm that has financed and developed over $22 billion worth of real estate assets and owns and operates over $15 billion worth of real estate assets in the United States and abroad. Related also has a successful track record of acquiring operating companies, including Equinox Fitness Clubs, Virgin Megastores and KSW, Inc.

We would also obtain equity commitments from Corvex Master Fund, LP and other private investment funds for which Corvex acts as investment adviser, which funds have approximately $2.7 billion in equity. We are highly confident that our transaction will not require additional debt financing.

3. Process. We are prepared to immediately commence confirmatory due diligence and concurrently negotiate definitive acquisition documentation with you and your advisors. We firmly believe that with your cooperation we could announce a definitive agreement, with limited customary closing conditions, in less than three weeks.

We are prepared to meet immediately with you and your advisors in order to answer any questions about our proposal and to work out the details for moving toward a definitive transaction agreement.

Sincerely,

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Jeff T. Blau

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

About Corvex Management, LP

Corvex Management, LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management, LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

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